UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Anheuser-Busch InBev SA/NV

(Exact name of registrant as specified in its charter)

Belgium	1-37911	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Brouwerijplein 1	3000 Leuven, Belgium
(Address of principal executive offices)	(Zip Code)

Jan Vandermeersch

Global Legal Director

Anheuser-Busch InBev SA/NV

+32 16 27 61 11

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: http://www.ab-inbev.com/investors/reports-and-filings.html.

AB InBev has determined that it manufactures two products employing necessary conflict minerals within the scope of Form SD:

•

A line of glass bottles manufactured by an AB InBev subsidiary utilizes the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

•	Some of AB InBev’s subsidiaries manufacture crowns, which include tin-plated steel (“ETP”) that is sold to third parties. AB InBev is supplied ETP by four suppliers.

Reasonable Country of Origin Inquiry

AB InBev first provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. The supplier provided AB InBev with a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template (“EICC/GeSI Template”), a template developed in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. AB InBev’s supplier has updated its EICC/GeSI Template responses for fiscal year 2018. In its completed EICC/GeSI Template, the supplier confirmed that it has received completed EICC/GeSI Templates from 100% of its smelters. The supplier compared its list of smelters with information provided by the Conflict-Free Sourcing Initiative (“CFSI”). The CFSI, through its Conflict-Free Smelter Program, uses independent third-party audits to certify smelters and refiners that have systems in place to assure sourcing of only “conflict free” materials. A list of smelters and refiners that are considered compliant with the Conflict-Free Smelter Program audit protocols, as determined by the CFSI, is published on the CFSI website. According to the supplier, all the parties providing replies confirmed that the tin sourced either was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country, or was on the CFSI’s approved “conflict free” list. The supplier’s replies identified twenty-nine smelters from which the supplier obtained tin, and there is no indication that any of these smelters sourced tin from the DRC or an adjoining country. The supplier also provided its internal Conflict Minerals Policy confirming its commitment to responsible sourcing and its commitment to use its best efforts not to acquire conflict minerals from the DRC or an adjoining country unless such materials are certified as “conflict free”.

AB InBev has also provided EICC/GeSI Template forms to its four suppliers of ETP, two of which have responded to its inquiries. The suppliers’ replies identified seven smelters from which the suppliers obtained tin, and there is no indication that any of these smelters sourced tin from the DRC or an adjoining country. Each supplier also provided its internal Conflict Minerals Policy confirming its commitment to responsible sourcing and its commitment to use its best efforts not to acquire conflict minerals from the DRC or an adjoining country unless such materials are certified as “conflict free”. AB InBev otherwise has no reason to believe that the tin in its ETP originates in the Democratic Republic of the Congo or an adjoining country, or comes from recycled or scrap sources. AB InBev continues to engage with its other suppliers to receive completed EICC/GeSI Template forms and further details of the suppliers’ policies on conflict minerals as well as any other documentation regarding their management systems and due diligence processes on this matter.

Based on the documentation it has received from its suppliers, AB InBev has no reason to believe that necessary conflict minerals it purchased from January 1, 2018 to December 31, 2018 triggered any additional filing requirements, and has concluded that its due diligence represents a good faith and reasonable effort to determine the origins of the tin used in its supply chains.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV.
(Registrant)

By:	/s/ Jan Vandermeersch	Date: May 31, 2019
Jan Vandermeersch Global Legal Director Corporate

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